SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

September 24, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

Press Release

September 24, 2020

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section,

Tokyo Stock Exchange)

                Inquiries: Investor Relations

TEL: 03-4316-2050

Announcement on Adjustment of Conversion Price for Zero Coupon Convertible Bonds due 2023 and

Zero Coupon Convertible Bonds due 2025

LINE Corporation (the “Company”) hereby announces an adjustment of the conversion price for the Zero Coupon Convertible Bonds due 2023 and Zero Coupon Convertible Bonds due 2025 (the “Bonds”).

Adjustment of Conversion Price

Name of issue	Conversion price prior to the adjustment	Conversion price after the adjustment
Zero Coupon Convertible Bonds due 2023 with stock acquisition rights through an overseas offering	¥7,467.0	¥5,830.1
Zero Coupon Convertible Bonds due 2025 with stock acquisition rights through an overseas offering	¥7,518.0	¥5,602.5
Zero Coupon Convertible Bonds due 2023 with stock acquisition rights through a third-party allotment	¥7,467.0	¥5,830.1
Zero Coupon Convertible Bonds due 2025 with stock acquisition rights through a third-party allotment	¥7,518.0	¥5,602.5

Effective date

As of September 25, 2020

Reason for the Adjustment

The terms and conditions of the Bonds (the “Terms”) stipulate that the conversion price will be adjusted in the event a tender offer for common shares of the Company is launched with the intent of delisting such shares, and common shares of the Company are acquired through such tender offer. As announced in “Announcement of Opinion Regarding the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER J. Hub Corporation, a Wholly-Owned Subsidiary of NAVER Corporation, the Controlling Shareholder of LINE Corporation,” dated August 3, 2020, the joint tender offer was intended to give rise to such a delisting of the common shares of the Company. Therefore, upon the settlement of the tender offer, the conversion price will be adjusted in accordance with the Terms regarding the adjustment of the conversion price as per the above.

Additional Information for U.S. Investors

Copies of the Transaction Statement on Schedule 13E-3 that has been filed together with SoftBank Corp., NAVER Corporation and NAVER J. Hub Corporation (including any amendments thereto to be filed in the future) are available free of charge on the SEC’s website at http://www.sec.gov. Such documents can also be obtained free of charge by contacting the Company’s Investment Development/IR Office (JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo 160-0022, Japan, telephone number: +81-3-4316-2050). Holders of the Company’s securities are advised to read these documents as they contain important information about the business integration between Z Holdings Corporation and the Company.